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                                                              EXHIBIT 4(e)(i)(B)


                  (THIS DOCUMENT IS NOT PART OF A PROSPECTUS)

         ROTH INDIVIDUAL RETIREMENT ANNUITY (IRA) DISCLOSURE STATEMENT

                                  INTRODUCTION

THIS DISCLOSURE STATEMENT IS DESIGNED FOR OWNERS OF ROTH IRAS ISSUED BY AMERICAN GENERAL LIFE INSURANCE COMPANY ON OR AFTER MAY 1, 2001.

This Disclosure Statement is not part of your contract but contains general and standardized information which must be furnished to each person who is issued a Roth IRA. You must refer to your contract to determine your specific rights and obligations thereunder.

Revocation. If you are purchasing a new or rollover Roth IRA, then if for any reason you, as a recipient of this Disclosure Statement, decide within 10 days from the date your contract is delivered that you do not desire to retain your Roth IRA, written notification to the Company must be mailed, together with your contract, within that period. If such notice is mailed within 10 days, current contract value or contributions if required, without adjustments for any applicable sales commissions or administrative expenses, will be refunded.

MAIL NOTIFICATION OF REVOCATION AND YOUR CONTRACT TO:
                         American General Life Insurance Company
                         Annuity Administration Department
                         P. O. Box 1401
                         Houston, Texas  77251-1401
                         Phone No. (800) 277-0914 and (281) 878-7409

Deductibility. Contributions to your Roth IRA are not deductible on your personal income tax return. Your Roth IRA contributions are made with money that has already been taxed.

Eligibility. You can contribute up to the amount of your earned income, but not more than $2,000 in any one year, even if you are age 70 1/2 or older. In addition, non-working spouses can contribute to a Roth IRA, provided the working spouse has at least as much earned income as both spouses will contribute to their respective Roth IRAs.

Contribution Limits. Contributions to your Roth IRA are subject to the limitations described in sections 408A and 219 of the Internal Revenue Code of 1986, as amended (the "Code"). In general, you may contribute up to $2,000 per year to your Roth IRA. However, contributions to your Roth IRA must be aggregated with contributions to traditional deductible or non-deductible IRAs for purposes of the annual $2,000 limit. In addition, your contribution limit may be lower than $2,000 if your adjusted gross income (AGI) exceeds a certain amount. For married individuals filing a joint return with AGI between $150,000 and $160,000, single individuals with AGI between $95,000 and $110,000 and married individuals filing separately with an AGI between $0 and $10,000, the $2,000

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annual contribution limit is gradually phased out. These limits apply without regard to whether either spouse is an active participant, as that term is defined in Code section 219.

Applying the Contribution Limits. If your AGI exceeds the contribution limits described above, then you may determine the extent to which your contribution is phased out by using the following formula:

    (1)  Start with your AGI.
    (2)  Subtract from the amount in (1):
         a)  $150,000 if filing a joint return
         b)  $0 if married filing a separate return
         c) $95,000 if single, head of household or married filing a separate return and you lived apart from your spouse during the entire year.
    (3)  Divide the result in (2) by $15,000 ($10,000 if filing a joint return).
    (4) Multiply your contribution limit (after reduction for any contributions to traditional IRAs) by the result in (3).
    (5) Subtract the result in (4) from your contribution limit before this reduction. The result is your reduced contribution limit.

You may round your reduced contribution limit up to the nearest $10. If your reduced contribution limit is more than $0, but less than $200, increase the limit to $200.

     Example. You are a single individual with taxable compensation of $113,000. You want to make the maximum allowable contribution to your Roth IRA for 2000. Your AGI for 2000 is $100,000. You have not contributed to any traditional IRA, so your contribution limit before the AGI reduction is $2,000. Your reduced Roth IRA contribution is $1,340, figured as follows:

     (1) Modified AGI = $100,000
     (2) $100,000 - $95,000 = $5,000
     (3) $5,000 / $15,000 = .3333
     (4) $2,000 (contribution limit before adjustment) x .3333 = $667
     (5) $2,000 - $667 = $1,333. This figure is rounded up to the nearest $10, so your reduced Roth IRA contribution limit is $1,340.

Conversions or rollovers. Conversions or rollovers from a traditional IRA are only permitted for taxpayers whose AGI does not exceed $100,000 in the year of the conversion or rollover. Neither conversions nor rollovers are permitted for married individuals filing separate returns. Conversions or rollovers from traditional IRAs to Roth IRAs are generally taxed entirely in the year of the conversion or rollover. Conversions or rollovers to your Roth IRA are permitted only from a traditional IRA or another Roth IRA. You may not convert or roll over directly to a Roth IRA from a qualified plan described in section 401(a) or 401(k) of the Code, or from an annuity described in section 403(b) of the Code.

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Taxation of Distributions.  Distributions from your Roth IRA will be treated first as withdrawals of your regular contributions, then withdrawals of conversion or rollover contributions, then finally any earnings. Therefore, distributions will be non-taxable to the extent of your investment in your Roth IRA. However, a distribution from your Roth IRA may be subject to a 10% penalty tax, even if the distribution is not otherwise taxable, if it is a distribution of a conversion or rollover amount within five years of the conversion or rollover. Your Roth IRA is not subject to the minimum distribution rules before death or to the incidental benefit rules, both of which are contained in section 401(a)(9).

Distributions from your Roth IRA which consist of earnings will be taxable unless they are:

1. Made at least five years after you established your first Roth IRA (whether the Roth IRA was established with regular contributions or conversion or rollover contributions); and

2. Made after you attain age 59 1/2, or for qualifying first-time homebuyer expenses (in accordance with section 72(t)(2)(F), or on account of your death or disability (as defined in section 72(m)(7)).

Taxable distributions may also be subject to a 10% penalty tax unless you are over age 59-1/2 or you meet one of several other exceptions to the penalty tax. In general, the same exceptions to the 10% penalty tax that apply to traditional IRAs also apply to Roth IRAs. See IRS publication 590 for a discussion of the exceptions to the penalty tax.

Post-death distributions. Upon your death, distributions from your Roth IRA to your beneficiary generally must commence by the end of the next calendar year and be paid over a period no longer than your beneficiary's life expectancy. Alternatively, your beneficiary can take a complete distribution of the balance of your Roth IRA account by the end of the fifth calendar year after your death.

Reporting. You are required to report penalty taxes due on excess contributions, excess accumulations, premature distributions, and prohibited transactions. Currently, IRS Form 5329 is used to report such information to the Internal Revenue Service.

Excess contributions. You may be subject to a six percent excise tax on excess contributions for every year that the excess contributions remain in the IRA if
(1) contributions to your other individual retirement arrangements have been made in the same tax year, (2) your adjusted gross income exceeds the applicable limits in Article II of the endorsement for the tax year, or (3) you and your spouse's compensation does not exceed the amount contributed for both of you for the tax year.

IRS Approval. This disclosure statement is intended to provide a general overview of the applicable tax laws relating to Roth Individual Retirement Annuities. It is not intended to constitute a comprehensive explanation as to the tax consequences of your Roth IRA. AS WITH ALL SIGNIFICANT TRANSACTIONS SUCH AS THE ESTABLISHMENT OR MAINTENANCE OF, OR WITHDRAWAL FROM A ROTH IRA,

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APPROPRIATE TAX AND LEGAL COUNSEL SHOULD BE CONSULTED.  Further information may also be acquired by contacting your IRS District Office or consulting IRS Publication 590.

                              FINANCIAL DISCLOSURE

   WM STRATEGIC ASSET MANAGER VARIABLE ANNUITY (FORM NOS. 97010  AND 97011 )

This Financial Disclosure is applicable to Roth IRAs using a WM Strategic Asset Manager Variable Annuity (contract form numbers 97010 or 97011) purchased from American General Life Insurance Company on or after May 1, 2001.

Earnings under variable annuities are not guaranteed, and depend on the performance of the investment option(s) selected. As such, earnings cannot be projected. Set forth below are the charges associated with such annuities.

CHARGES:

     (a) Annual contract maintenance charges of $35 deducted at the end of each contract year (waived if cumulative contributions are $50,000 or more).

     (b) A maximum charge of $25 for each transfer, in excess of 12 free transfers annually, of contract value between divisions of the Separate Account.

     (c) To compensate for mortality and expense risks assumed under the contract, variable divisions only will incur a daily charge at an annualized rate of 1.25% of the average Separate Account Value of the contract during both the Accumulation and the Payout Phase.

     (d) Premium taxes, if applicable, may be charged against Accumulation Value at time of annuitization or upon the death of the Annuitant. If a jurisdiction imposes premium taxes at the time purchase payments are made, the Company may deduct a charge at that time, or defer the charge until the purchase payments are withdrawn, whether on account of a full or partial surrender, annuitization, or death of the Annuitant.

     (e) If the contract is surrendered, or if a withdrawal is made, there may be a Surrender Charge. The Surrender Charge equals the sum of the following:

                    7% of purchase payments for surrenders and withdrawals made during the first contract year following receipt of the purchase payments surrendered;

                    6% of purchase payments for surrenders and withdrawals

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                    made during the second contract year following receipt of
                    the purchase payments surrendered;

                    5% of purchase payments for surrenders and withdrawals made during the third contract year following receipt of the purchase payments surrendered;

                    5% of purchase payments for surrenders and withdrawals made during the fourth contract year following receipt of the purchase payments surrendered;

                    4% of purchase payments for surrenders and withdrawals made during the fifth contract year following receipt of the purchase payments surrendered;

                    3% of purchase payments for surrenders and withdrawals made during the sixth contract year following receipt of the purchase payments surrendered;

                    2% of purchase payments for surrenders and withdrawals made during the seventh contract year following receipt of the purchase payments surrendered.

               There will be no charge imposed for surrenders and withdrawals made during the eighth and subsequent contract years following receipt of the purchase payments surrendered.

               Under certain circumstances described in the contract, portions of a partial withdrawal may be exempt from the Surrender Charge.

     (f) To compensate for administrative expenses, a daily charge will be incurred at an annualized rate of .15% of the average Separate Account Value of the contract during the Accumulation and the Payout Phase.

     (g) Each variable Division will be charged a fee for asset management and other expenses deducted directly from the underlying fund during the Accumulation and Payout Phase. Total fees will range between 0.28% and 1.13%, depending on the Division.

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